08025308

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

JAN 29 2008

Washington, DC
101

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VBC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

348 CLIFTON AVENUE
(No. and Street)

CLIFTON	NJ	07011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VINCENT S. COMPERATORE 973-928-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. PETERS
(Name – *if individual, state last, first, middle name*)

790 BLOOMFIELD AVENUE	CLIFTON	NJ	07012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/11

OATH OR AFFIRMATION

I, VINCENT S. COMPERATORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VBC SECURITIES, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

Notary Public
My Commission Expires 2/27/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert G. Peters, CPA

V.B.C. SECURITIES, LLC

Financial Statement

As at December 31, 2007

File No. 8-44141

Robert G. Peters, CPA File No. 8-44141

Table of Contents

Robert G. Peters
790 Bloomfield Avenue
Clifton, NJ 07012

V.B.C. Securities, LLC
348 Clifton Avenue
P.O. Box 166
Clifton, NJ 07011

Gentlemen:

I have audited the accompanying balance sheet of V.B.C. Securities, LLC, as of December 31, 2007 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V.B.C. Securities, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Robert G. Peters, CPA

Clifton, New Jersey
January 22 2008

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Balance Sheet
As At December 31, 2007

ASSETS

Current Assets:

Cash in bank and clearing agent	$ 45,300	
Market value of securities owned	0	
Fixed assets net of depreciation	0	
Commission receivable	28,644	
Good faith deposit	50,063	
Other clearing accounts	524	
Total Current Assets		124,531

LIABILITIES AND CAPITAL

Current Liabilities:

Accounts payable	1,046	
Total Current Liabilities		$ 1,046
Capital		123,485
Total Liabilities and Capital		$ 124,531

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Income
For the Period January 1, 2007 through December 31, 2007

Revenues:		
Income-Commissions		$568,970
Income-Non-commission		64,411
		$633,381
Expenses:		
Postage and mailings	$ 2,212	
Rent	29,156	
Periodicals	2,606	
Transfer costs	2,718	
Management Fees	150,000	
Depreciation	9,967	
Equipment Rental	23,333	
Adv & bus promotion	9,121	
Insurance	1,349	
Telephone	2,208	
NJ Annual Report	50	
Data Processing	472	
Membership fees and dues	3,990	
Salesmen's commissions	249,454	
Transportation	1,820	
Continuing education	40	
Interest Expense	8,000	
Stationary and supplies	4,809	
Back office expense	45,800	
Professional	600	
Retirement, Pension	60,000	
Repairs and maintenance	8,794	
Utilities	3,990	
Total Expenses		620,489
Net Income (loss)		$ 12,892
		========

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Cash Flow Statement
For The Year Ended December 31, 2007

Cash flow from operations:	
Net earnings	$ 12,892
Adjustments to reconcile net earnings to net cash provided by operating activities	(0)
Changes in assets and liabilities	
Decrease in fixed assets	9,160
Increase in clearing account	(263)
Decrease in accounts payable	(3,124)
Decrease in good faith deposit	915
Decrease in commission receivable	12,651
Partner contributions in excess of draw	0
Increase / <Decrease> in cash	32,231
Cash at beginning of year	13,069
Cash at end of year	$ 45,300
	=======

V.B.C. Securities, LLC
Statement of Change in Financial Condition
For the Period January 1, 2007 to December 31, 2007

	12/31/2006	12/31/2007
Current assets	$ 114,763	$ 124,531
Current liabilities	(4,170)	(1,046)
Net working capital	$ 110,593	$ 123,485
	==========	==========

Net working capital - Jan. 1	$ 101,143	$ 110,593
Increase (Decrease) in capital Equity Jan. 1 - Dec. 31	0	0
Income for the period Jan. 1 - Dec. 31	9,450	12,892
Net working capital-Dec. 31	$ 110,593	$ 123,485
	==========	==========

V.B.C. Securities, LLC
Statement of Changes in Partnership Capital
For the Period January 1, 2007 through December 31, 2007

Capital January 1, 2007	$ 110,593
Net Income Jan. 1, 2007 through Dec. 31, 2007	12,892
Contributions from Jan. 1, 2007 thru Dec. 31, 2007	0
Drawings from Jan. 1, 2007 thru Dec. 31, 2007	$ 0
Capital December 31, 2007	$ 123,485

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2007

Note 1. For the period January 1, 2007 through December 31, 2007, there were no liabilities subordinated to claim of creditors.

Note 2. V.B.C. Securities, LLC net capital and its required net capital computed in accordance with the capital rule applicable to it and were calculated as at December 31, 2007 at a ratio of .008 to 1. Computed as follows:

Partnership Capital		$ 123,485
Less: Capital deductions		(0)
Net Capital before haircuts		$ 123,485
Less: Haircuts on securities:		
Investment securities	$ 0	
Undue concentration	0	
Fail to receive	0	(0)
Net Capital		$ 123,485
Aggregated indebtedness		1,046
AI / NC		.008 to 1

Note 3. Formula for Determination of Reserve Requirement for Brokers and Dealers Under SEC Rule 15c3, V.B.C. Securities, LLC is entitled to exemption from this rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 4. There are no material differences with regard to computation of net capital under rule 15C3-3 between the corresponding un-audited most recent focus Part II filing and the audited annual statement.

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2007

Note 5. No material inadequacies were found to exist in the accounting system, in the internal control, in the procedures for safeguarding securities and in the practices and procedures employed in complying with rule 17-A-13 and in the resolution of securities differences.

Note 6. Pursuant to rule 17-5 (f) (2), Robert G. Peters, CPA, 790 Bloomfield Avenue, Clifton, NJ 07012, has been selected as auditor on a continuing nature and providing for successive year audits, unless discontinued by either party in writing and with at least thirty days notice.

Note 7. I, Vincent S. Comperatore, Managing Member, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of V.B.C. Securities, LLC as at December 31, 2007, are true and correct. I further swear that neither the company or any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception.

Vincent S. Comperatore

Maria Sniezek
Notary Public of the State of New Jersey
My commission expires February 22, 2011.

END